Exhibit 23.2

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-36460 of eOn Communications Corporation on Form S-8 of our report dated August 29, 2002, which expresses an unqualified opinion and includes an explanatory paragraph concerning the Company’s change in its method of accounting for goodwill and other intangible assets to conform with FASB Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, and an explanatory paragraph concerning the Company’s change in its method of accounting for the cost of certain inventories from the last-in, first-out method to the first-in, first-out method, appearing in this Annual Report on Form 10-K of eOn Communications Corporation for the year ended July 31, 2003.

/s/ DELOITTE & TOUCHE LLP

Atlanta, Georgia

October 29, 2003